ATLANTIC BANCGROUP, INC.

March 10, 2010

Kevin W. Vaughn
Branch Chief
U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Atlantic BancGroup, Inc.
Form 10-K for the year ended December 31, 2008
Forms 10-Q for quarterly periods ended in 2010

Dear Mr. Vaughn:

We are writing to confirm the details of a conversation earlier today between our corporate counsel and Paul Cline of the Securities and Exchange Commission (“SEC”). We are currently completing our responses to the items contained in your letter dated February 24, 2010, and expect to complete them within the next five business days. Accordingly, we intend to file our response with the SEC on or before March 17, 2010. Please do not hesitate to call me at (904) 247-4092 if you have any questions or need any addition information in the interim.

Sincerely,

/s/ David L. Young

David L. Young
Principal Financial Officer